Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	March 31, 2010	December 31, 2009
Current assets:		
Cash and cash equivalents	**87.953**	**84.244**
Accounts receivable		
Accounts receivable - Net	**61.468**	**47.553**
Other accounts receivable	**37.473**	**31.885**
Prepaid expenses and others current assets	**10.045**	**9.934**
Total current assets	**196.939**	**173.616**
Property, machinery and equipment	**824.218**	**823.831**
Cumulative Depreciation	**(153.585)**	**(145.433)**
Property, machinery and equipment - Net	**670.633**	**678.398**
Other assets	**52.214**	**53.250**
Deferred taxes	**97.274**	**97.274**
Total assets	**1,017.060**	**1,002.538**
Current liabilities:		
Bank loans and current maturities of long-term liabilities	**21.166**	**16.043**
Sale of accounts receivable	**9.030**	**7.869**
Suppliers	**31.100**	**27.957**
Other accounts payable and accrued expenses	**52.606**	**44.186**
Total current liabilities	**113.902**	**96.055**
Long-term liabilities:		
Bank loans	**66.517**	**70.974**
Trust certificates debt	**720.635**	**677.520**
Sale of accounts receivable	**8.681**	**12.047**
Other long-term liabilities	**27.110**	**26.134**
Total long-term liabilities	**822.943**	**786.675**
Total liabilities	**936.845**	**882.730**
Stockholders´ equity		
Common stock	**155.240**	**155.240**
Retained earnings	**(56.116)**	**(14.446)**
Initial accumulated translation loss	**(17.757)**	**(17.757)**
Cumulative translation adjusted	**(8.952)**	**(10.490)**
	72.415	**112.547**
Minority interest	**7.800**	**7.261**
Total stockholders´ equity	**80.215**	**119.808**
Total liabilities and stockholders´ equity	**1,017.060**	**1,002.538**

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars -

	Three months ended March 31,	
	2010	**2009**
Ports and Terminals	6.163	4.386
Maritime	50.712	54.450
Logistics	24.394	21.245
Eliminations	(0.119)	(0.116)
Revenue from freight and services	81.150	79.965
Ports and Terminals	(3.767)	(3.524)
Maritime	(27.477)	(34.709)
Logistics	(23.727)	(22.850)
Eliminations	0.119	0.116
Cost of freight and services	(54.852)	(60.967)
Ports and Terminals	(0.364)	(0.381)
Maritime	(10.203)	(8.670)
Logistics	(1.934)	(1.203)
Depreciation and amortization	(12.501)	(10.254)
Corporate expenses	(3.501)	(3.497)
Ports and Terminals	2.032	0.481
Maritime	13.032	11.071
Logistics	(1.267)	(2.808)
Other (expenses) income - Net	0.248	(0.068)
Operating Income	10.544	5.179
Financial (expenses) income - Net	(16.901)	(22.564)
Exchange gain (loss) - Net	(34.267)	22.065
Net financial cost	(51.168)	(0.499)
(Loss) gain before taxes	(40.624)	4.680
(Provision) benefit for taxes	(0.504)	0.155
Net (loss) income for the period	(41.128)	4.835
Attributable to:		
Minority interest	0.542	0.102
Equity holders of GTMM, S.A.B.	(41.670)	4.733
Weighted average outstanding shares (millions)	102.024	55.227
(Loss) income earnings per share (dollars / share)	(0.41)	0.09
Outstanding shares at end of period (millions)	102.024	55.227
(Loss) income earnings per share (dollars / share)	(0.41)	0.09

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended March 31,	
	2010	2009
Cash flow from operation activities:		
Net (loss) Income before discontinuing operations	**(41.128)**	**4.835**
Charges (credits) to income not affecting resources:		
Depreciation & amortization	**14.312**	**11.835**
Other non-cash items	**50.798**	**1.738**
Total non-cash items	**65.110**	**13.573**
Changes in assets & liabilities	**(12.963)**	**2.758**
Total adjustments	**52.147**	**16.331**
Net cash provided by operating activities	**11.019**	**21.166**
Cash flow from investing activities:		
Proceeds from sales of assets	**4.167**	**1.311**
Payments for purchases of assets	**(2.708)**	**(27.024)**
Net cash provided by (used in) investment activities	**1.459**	**(25.713)**
Cash flow provided by financing activities:		
Short-term borrowings (net)	**1.250**	**(0.427)**
Sale (repurchase) of accounts receivable (net)	**(1.842)**	**(7.224)**
Repayment of long-term debt	**(13.562)**	**(8.626)**
Proceeds from issuance of long-term debt	**3.734**	
Net cash used in financing activities	**(10.420)**	**(16.277)**
Exchange losses on cash	**1.651**	**(5.506)**
Net (decrease) increase in cash	**3.709**	**(26.330)**
Cash at beginning of period	**84.244**	**168.447**
Cash at end of period	**87.953**	**142.117**

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.



First-Quarter 2010
Financial and Operational Review

May 3, 2010



Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

On Today's Call...

◆ Jose Serrano, Chairman and CEO

◆ Jacinto Marina, Deputy CEO

◆ Carlos Aguilar, Administrative and Finance

◆ Luis Ocejo, Maritime

◆ Roberto Martinez, Ports and Terminals

Consolidated Financial Results

Revenue*



Operating Profit*



Operating Margin



*All numbers in US$ Millions

Consolidated Financial Results



EBITDA*

*All numbers in US$ Millions

Total Debt*

	As of December 31, 2009*	As of March 31, 2010*
Mexican Trust Certificates**	$679.3	$725.9
Securitization Facility	19.9	17.7
Other Corporate Debt	85.2	82.4
Total Debt	**$784.4**	**$826.0**

◆ MTCs impacted by appreciation of the peso vs. dollar in 1Q10

◆ Of TMM's total debt, only 3.7%, or $30.2M, is short-term debt

*Exchange Rate: 13.04 pesos/dollar at December 31, 2009 and 12.41 pesos/dollar at March 31, 2010
*US$ Millions
** Non-recourse to the Company

TMM's Maritime Fleet



Offshore Vessels – Sound of Campeche
Fleet: 32
31 owned & 1 time-charter



Product Tankers - Pacific Coast & Gulf of Mexico
Fleet: 6
5 owned & 1 time-charter



Harbor Towage - Manzanillo
Fleet: 5
All owned



Chemical Tankers - Gulf of Mexico inter-coastal services
Fleet: 4
2 owned & 2 time-charters

Successful Business Strategy

◆ Continue to add medium and long-term contracts

◆ Ability to generate sizable contracted revenue stream

◆ Successful execution of charter strategy

◆ Contract backlog of $318.9 million

*All numbers in US$ Millions

Maritime Results

Revenue*



Operating Profit*



All numbers in US$ Millions

Maritime Results

Operating Margin



5.2 percentage points

30%
25%
20%
15%
10%
5%
0%

20.4%   25.6%

1Q 09   1Q 10

EBITDA Margin



9.6 percentage points

50%
40%
30%
20%
10%
0%

36.2%   45.8%

1Q 09   1Q 10

All numbers in US$ Millions

Maritime



Revenue

- Chemical Tankers $7.7
- Harbor Towage $2.6
- Product Tankers $9.3
- Offshore Vessels $31.1

◆ **Offshore**
- More vessels in operation and higher average daily rates
- 1 new process vessel started 5-year contract

◆ **Chemical tankers**
- Higher tariffs per ton

◆ **Harbor towage**
- Increased vessel call at Manzanillo

◆ **Product tankers**
- Fewer vessels in operation; lower average rates
- 1 vessel in spot market, now working with contract
- Added 1 time charter vessel working with contract

All numbers in US$ Millions

Offshore and Product Tanker Fleet
Data Snapshot

Offshore Fleet Data Snapshot *

	1Q09	1Q10
Revenue Available Days	2,339	2,479
Average Vessels	29	31
Utilization	89.2%	88.0%

Product Tanker Fleet Data Snapshot*

	1Q09	1Q10
Revenue Available Days	842	414
Average Vessels	9	5
Utilization	100%	91.9%

1Q10 offhire days: Offshore fleet 336 and product tanker fleet 47 days

Ports and Terminals



*All numbers in US$ Millions

Ports and Terminals

◆ Improved volumes at cruise ship, auto handling and shipping agencies

◆ Maintenance and Repair: Increased container volumes at Veracruz, Manzanillo and new facility at Mexico City



Logistics

◆ 1Q10 revenues up 15.1%

◆ Revenue increases at:
  • Warehousing
  • Auto hauling

◆ Peso appreciation benefitted revenues but impacted costs

◆ 1Q10 EBITDA reached break even



First-Quarter 2010
Financial and Operational Review

May 3, 2010

